EXHIBIT 4.8
EXCLUSIVE LICENSE AGREEMENT
This License Agreement, effective as of the 13th day of June, 2005 (the “Effective Date”), is entered into between the Governing Council of the University of Toronto (the “University”), Micromem Technologies Inc. (the “Company”), a Canadian corporation, and the Ontario Centres of Excellence as represented by its divisions: Communications and Information Technology Ontario and Materials and Manufacturing Ontario (“OCE”).
RECITALS
WHEREAS, Professor Harry Ruda and Stephane Aouba (the “Inventors”) have conducted research at the University of Toronto that, among other things, resulted in a U.S. patent application entitled “Magnetic memory composition and method of manufacture” (the “Memory Invention”) in the course of a research project partially funded by the OCE’s Communications and Information Technology Ontario division (“CITO”), for which the Company acted as the industrial partner under a Research Collaboration Agreement dated December 12, 2002 (the “CITO RCA”);
WHEREAS, the Inventors also have conducted research at the University of Toronto resulting in a “Tuneable Magnetic Switch” (the “Switch Invention”) developed in the course of a research project partially funded by the OCE’s Materials and Manufacturing Ontario division (“MMO”), for which the Company acted as the industrial partner under a first Research Collaboration Agreement dated October 24, 2002 and a second Research Collaboration Agreement dated November 12, 2003 (collectively, the “MMO RCAs”) (the CITO RCA and the MMO RCAs being referred to collectively as the “Prior RCAs”).
WHEREAS, OCE is willing to release the Company and the University from the commercialization obligations set forth in the Prior RCAs.
WHEREAS, the Inventors disclosed the Memory Invention, the Switch Invention and other information to the University by way of confidential invention disclosure forms and have assigned all rights, title and interest in such inventions to the University.
WHEREAS, the Company disclosed to the University and the Inventors the core technology upon which the Memory Invention and the Switch Invention are based.
WHEREAS, the Company, Inventors, and the University contemplate executing a new Research Agreement.
WHEREAS, the Switch Invention and the Memory Invention build on the Company’s prior and ongoing research and development in the area of magnetic random access memory.
WHEREAS, the Company, in the Inventors’ names, filed patent applications on the Memory Invention and the Switch Invention and now wishes to exclusively license from the University those patent applications as well as any related U.S. or foreign patent applications that are filed in the future and all U.S. and/or foreign patents that issue therefrom that relate to the underlying inventions to use alone or in combination with the existing technology of the Company or otherwise to develop products and/or services.
WHEREAS, The University desires to license the Switch Invention and the Memory Invention along with the associated patents and other improvements to the inventions and existing technology of the Company developed by the Inventors for the Company to commercialize and further develop.
So, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the University and the Company hereby agree as follows:
1.	DEFINITIONS
1.1	“AFFILIATE” means any corporation, organization, or other business entity controlled by, controlling, or under common control with the Company, with “control” meaning direct or indirect beneficial ownership of more than fifty percent (50%) of the voting stock of such corporation, or more than a fifty percent (50%) interest in the decision-making authority of such other unincorporated business entity; and a corporation in which the maximum amount of stock permitted by law to be held by another entity is beneficially owned by such other entity.

1.2	“AGREEMENT” shall mean this license agreement (which expression shall be deemed to include the Recitals and Schedules hereto).

1.3	“CND” or “$” shall mean Canadian dollars.

1.4	“COMPANY IMPROVEMENTS” means any and all improvements, variations, updates, modifications or enhancements that are conceived, created or developed by the Company to the Inventions exclusive of Developed Technology.

1.5	“CONFIDENTIAL INFORMATION” has the meaning set forth in Section 9.

1.6	“DEVELOPED TECHNOLOGY” shall mean any and all scientific and/or technical information, data, discoveries, inventions (whether patentable or not), know-how, substances, techniques, processes, systems, formulations, designs, methods and expertise, that are or were conceived, created, developed by the Inventors or other University personnel under work undertaken under a Research Agreement and which (a) are covered by one or more subsisting claims of any Patent Rights or Micromem Patents, or (b) have use in combination with or in furtherance of the Invention or Micromem Know-How.

1.7	“EFFECTIVE DATE” shall mean the date of this Agreement.

1.8	“FIELD” shall mean any use in all areas.

1.9	“INVENTIONS” mean the Memory Invention and the Switch Invention, including without limitation such aspects thereof as are further described in the University confidential invention disclosure forms attached as Schedule A.

1.10	“LICENSED PRODUCT” means any product, or any part or component thereof, that (i) absent the license granted hereunder, would infringe one or more claims of the Patent Rights or (ii) absent the license granted hereunder, would infringe upon any rights in or to the Technology or Developed Technology.

1.11	“MICROMEM INTELLECTUAL PROPERTY” shall mean the Micromem Know-How and the Micromem Patents.

1.12	“MICROMEM KNOW-HOW” shall mean any rights owned, licensed or controlled by Company prior to the Effective Date to any and all scientific and/or technical information, data, discoveries, inventions (whether patentable or not), know-how, substances, techniques, processes, systems, methods, formulations, designs and expertise relating to the application of non-volatile magnetic random access memory produced by the Company which is not generally known to the public excluding Technical Information.

1.13	“MICROMEM PATENTS” shall mean (1) any patents and patent applications that are in whole or in part owned by or licensed to Company as of the Effective Date relating to non-volatile magnetic random access memory, (2) any and all improvements, variations, updates, modifications or enhancements to the inventions claimed in such patents and/or patent applications that are conceived, created or developed by the Company, and (3) any foreign counterparts thereof and all divisionals, continuations, and all patents issuing on any of the foregoing, and any foreign counterparts thereof, together with all registrations, reissues, re-examinations, supplemental protection certificates, or extensions thereof, and any foreign counterparts thereof. The Micromem Patents existing as of the Effective Date are listed in Schedule B.

1.14	“NET FEES OR NET ROYALTIES” shall mean any actual fees received by the Company from a sublicensee for the grant of a sublicense of the rights granted to Company under Section 2.1.

1.15	“NET SALES” shall mean the aggregate gross sales amounts billed and received by the Company or Affiliates for Licensed Product, in accordance with generally accepted accounting principles, less any and all of the following deductions relating to such sales:
trade, quantity and cash discounts, allowances, rebates, refunds, commissions and/or credits, actually allowed and taken;
any adjustments on account of price adjustments, billing errors, rejected goods, damaged goods, and returns;

     charge-backs granted or given to, or taken by, wholesalers and/or other distributors;
     payments or rebates paid or provided in connection with sales of Licensed Product to any governmental or regulatory authority;
an amount to cover any invoiced charge for industry standard freight, shipping, packing insurance or other transportation costs charged to the customer and any tax, tariff, customs charges, excise or other duty or other governmental charge levied on the sale, transportation, delivery of Product and actually paid or owing by Company or an Affiliate including without limitation any federal, state or local sales, use, value added, excise or other taxes, tariffs, customs charges, duties or other governmental charges.
1.16	OCE shall mean Ontario Centres of Excellence and include its Communications and Information Technology Ontario division and Materials and Manufacturing Ontario division.

1.17	“PARTY” shall mean OCE, Company or University, and when used in the plural, shall mean OCE, Company and University collectively.

1.18	“PATENT RIGHTS” means the United States, Canadian and international patent applications and/or provisional applications listed in Schedule C, and any and all patent applications and/or provisional patent applications filed after the Effective Date hereof relating to any aspects of the Technology or Developed Technology, and any patents issuing there from, and shall include any divisional, re-examination, renewal, or continuation applications based on said patents or patent applications, and any reissue of said patents, and foreign and national counterparts thereof and national applications and patents based on PCT or European patent applications.

1.19	“RESEARCH AGREEMENT” means any agreement between the University and the Company entered into concurrent with or subsequent to the date of this Agreement, the purpose of which is to continue, progress, expand upon, supplement, supersede or utilize in any manner the Inventions, Micromem Intellectual Property, or the Developed Technology. Each Research Agreement shall be in the standard form, except that is shall provide that so long as the Company is not in material breach of the agreement, any and all Developed Technology created in the course of the research sponsored under the agreement shall be licensed to the Company pursuant to this Agreement.

1.20	“TECHNOLOGY” means Inventions and any Technical Information.

1.21	“TECHNICAL INFORMATION” means all information including but not limited to technical and/or scientific know-how, whether in written, machine readable, drawing or oral form that is conceived, created, developed, or otherwise invented or produced by, for or on behalf of the Inventors related to the Inventions.

1.22	“TERM” shall mean as defined pursuant to Section 8 of this Agreement.

1.23	“TERRITORY” shall mean world-wide.

1.24	“THIRD PARTY” shall mean a person or organization who or which is neither a Party nor an Affiliate of a Party.

1.25	Interpretation:
     (a) In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.
     (b) The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “any” shall mean “any and all” unless otherwise clearly indicated by context.
     (c) Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or therein), (ii) any reference herein to any Person shall be construed to include the Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, and (iv) all references herein to Articles, Sections, Exhibits or Schedules, unless otherwise specifically provided, shall be construed to refer to Articles, Sections, Exhibits and Schedules of this Agreement.
     (d) The headings of this Agreement are for ease of reference only and shall not affect its construction or interpretation.
2.	GRANT OF RIGHTS
2.1	OCE hereby waives any license or other rights that it might have to the Technology or related Patent Rights under the Prior RCAs.

2.2	Subject to the terms of this Agreement, the University hereby grants to the Company and its Affiliates an exclusive, world-wide, universal license to:

a)	practice, develop, make, have made, use, sell, offer to sell, offer, have sold, transfer, dispose of, lease, import, export, market, promote, demonstrate, distribute, manufacture, and otherwise exploit Licensed Products, the Technology, the Developed Technology and the Patent Rights in any manner;

b)	to use in any manner, develop, have developed, improve and modify the Technology or Developed Technology for any of the purposes set forth in (a) above;

c)	use the Technology or Developed Technology for testing, demonstration, training, support and promotional purposes in connection with the marketing, promotion, demonstration, distribution, manufacture, offer, sale and use of Licensed Products.
2.3	Company shall have the right to grant sublicenses of and to all or any portion of the rights granted to it under Section 2.1.

2.4	All rights granted by University to Company or its Affiliates under Section 2.1 shall extend throughout the Territory.

2.5	Notwithstanding the exclusive license and rights granted to the Company hereunder, the University shall retain the right to use the Technology and Developed Technology including any associated Patent Rights solely for teaching, and educational purposes. However, notwithstanding work conducted under this Agreement, nothing in this Agreement will be construed as granting a license or an assignment or an offer to a license or assignment to the University for the Micromem Intellectual Property.

2.6	As part of its rights as licensee hereunder, the Company has the right to develop and/or further develop, and have Third Parties develop and/or further develop for it, Company Improvements as the Company may determine in its sole discretion, and the Company shall own the entire right, title and interest in and to such Company Improvements, including all intellectual property rights therein with no payment obligations hereunder on the part of the Company or any Third Parties.

2.7	The University agrees that during the Term it shall not grant to any Third Party any license to use the Developed Technology or the Developed Technology Patents or any other rights to develop, make, have made, use, sell, offer to sell, lease or import Licensed Products in any field in the Territory.

2.8	Neither the University nor the Company shall be restricted from developing and/or commercially exploiting any product, process and/or technology that does not infringe any of the rights in the Micromem Intellectual Property, Technology, Developed Technology or Patent Rights and the terms of this Agreement shall not be applicable to any such non-infringing product, process and/or technology.

3.	ROYALTIES AND PAYMENT TERMS.
3.1	In consideration for the rights and licenses granted herein, the Company shall pay to the University:
a)	4% of Net Sales until such time as the University has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CND$500,000) calculated in accordance with Section 3.3;

b)	1% of Net Sales thereafter;
3.2	If the Company sublicenses any rights granted herein to any non-Affiliate:
a)	in combination or association with the Micromem Intellectual Property, the University shall receive 10% of any Net Fees and/or Net Royalties that shall be received by the Company in respect of any licenses involving both the rights granted herein and such Micromem Intellectual Property;

b)	For all other sublicenses of the rights granted herein to any non-Affiliate, the University shall receive 20% of any Net Fees and/or Net Royalties that shall be received by the Company in respect of such sublicenses.

c)	Net Fees and/or Net Royalties shall be received from the Company until such time as the University has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CND$500,000) calculated in accordance with Section 3.3 thereafter Company shall pay half of the amounts set forth in 3.2(a) or (b) as is applicable.
3.3	For the avoidance of doubt, the aggregate five hundred thousand Canadian dollars (CND$500,000) amount referenced in Section 3.1, 3.2, and 3.4 shall result from payments received by University from Company under Section 3.1 and 3.2 or any combination thereof totaling five hundred thousand Canadian dollars (CND$500,000).

3.4	At any point after which the Company has paid the University five hundred thousand Canadian dollars (CND$500,000) calculated in accordance with clause 3.3, the Company may at its option buy out the obligation to pay royalties hereunder by paying to the University a single lump sum payment equaling greater of five hundred thousand Canadian dollars (CND$500,000) or an amount equal to the total amount of royalties paid by the Company to the University in the preceding twenty four months. The Company shall be entitled to exercise such option by providing written notice to the University along with the required payment, after which time the Company’s obligation to pay royalties under Sections 3.1 or 3.2 shall be waived by the University.

3.5	For further clarification, notwithstanding that the manufacture, use, lease, or sale of a Licensed Product may be covered by more than one of the Technology, Developed Technology or associated Patent Rights licensed hereunder, the royalty paid by the

Company under sub clause 3.1(a) with respect to that Licensed Product shall remain at either 4% or 1% of Net Revenue whichever is in effect at the given time.

3.6	In addition to the amounts due under Section 3.1 above, the Company shall pay to the University a one-time fee for each patent application filed by the Company in respect of the Technology or Developed Technology:
a)	in the case of the filing of a U.S. provisional patent application (i) a one time payment of $5,000 CAD on the filing of the U.S. provisional patent application; and (ii) a one time payment of $20,000 on the filing of the subsequent non-provisional patent application; or

b)	in the case of the filing of a non-provisional patent application without a corresponding provisional patent application Company will pay a one time fee of $25,000 CAD on the filing of the non-provisional patent application.
For clarity, the applicable patent filing payment shall be payable only upon the initial filing of a patent application for a given Invention or Developed Technology. No amounts shall be due hereunder for subsequent or repeated filings of patents or any foreign and national counterparts thereof. For the avoidance of doubt, subsequent or repeated filing shall include divisionals, continuations, requests for continued examination or the like in the United States or any foreign counterparts thereof.
3.7	The royalties and other amounts due hereunder shall be paid within ninety (90) days of the end of each calendar quarter to which such royalties relate. Such amounts shall be paid by check denominated in Canadian dollars, and made payable to the University. The check shall be mailed to University at the address set forth below concurrently with the report required in Section 3.7 below. Payments made in currency other than Canadian dollars shall first be calculated in the currency in which payment is received and then converted to Canadian dollars using the average over the last five (5) banking days of the applicable calendar quarter of the Noon Buying Rate in Toronto for cable transfers in such currency as certified for customs purposes by the Bank of Canada.

3.8	With each payment made to the University under Sections 3.1-3.6 above, the Company shall deliver to the University a report setting forth: (a) the number of Licensed Products sold or distributed by the Company and/or its sublicensees to independent third Parties in each country (b) a calculation of the Net Revenues for the applicable reporting period, (c) the total royalty payable on such Net Revenues for the applicable reporting period, and (d) the amount of revenue received by the Company from sublicensees for the applicable reporting period.

3.9	The Company shall maintain, and shall cause its Affiliates and sublicensees to maintain, complete and accurate records relating to the sale of Licensed Products and to all sublicenses of the Technology for a period of at least three (3) years after each reporting period,, which records shall contain sufficient information to permit the Parties to confirm the amount of royalties and other fees payable hereunder and compliance in

•	ther respects with the provisions of this Agreement. The University or its representatives shall have the right, exercisable not more than once during any twelve-month period, to inspect such records, at the University’s expense, during normal business hours and upon reasonable advance notice, for the sole purpose of verifying any payments made or compliance in other respects under this Agreement. If, as a result of any inspection, the royalties owing hereunder are found to be in error such that royalties to the University were underpaid by more than five percent (5%) the Company shall promptly pay any deficiency to the University and shall reimburse the University for its costs in examining such records. Any overpayment by the Company will be promptly corrected by a refund.
4.	PATENT PROSECUTION.
4.1	Company shall own Micromem Intellectual Property. University shall own Technology, and Developed Technology and Patent Rights.

4.2	The Company shall have the right at its own expense to prepare, file, prosecute, and maintain patent applications in the University’s and/or the Inventor’s name in all jurisdictions with respect to any and all aspects of the Technology and Developed Technology. In addition, the Company shall have the right to prosecute and maintain all of the existing Patent Rights. The University and Inventors shall provide all cooperation and support reasonably requested by the Company in connection with the filing of such patent applications and the prosecution and maintenance of any patents resulting therefrom. The Company will have sole discretion to determine the countries in which patent applications shall be filed, prosecuted and/or maintained with respect to future Patent Rights, and the additional countries in which foreign patent applications may be filed, prosecuted and/or maintained with respect to the existing Patent Rights; provided that (i) if the Company advises the University in writing that the Company does not intend to file a patent application in any country with respect to any future Patent Rights that may arise, then the University or its designees shall have the right to file, prosecute and maintain patent applications with respect to such Patent Rights in such country and the Company shall have no further rights in such resulting patent, and (ii) in the event any patents are issued in respect of the existing Patent Rights or any future Patent Rights that may arise, the Company shall not willingly abandon such patents unless and until it shall have first consulted with the University.
5.	INFRINGEMENT.
5.1	Each Party agrees to provide written notice to the other Party promptly after becoming aware of any infringement of the Patent Rights.

5.2	Right to Prosecute Infringements.
a)	During the term of this Agreement, the Company shall have the right, under its own control and at its own expense, to prosecute any Third Party infringement of the Patent Rights, and any recovery obtained shall belong solely to the Company. If required by law, each of the University and the Inventors, as well as any other

University personnel who are deemed inventors of any Patent Rights and/or Inventions, shall permit any action under this Section to be brought in its name, including being joined as a party-plaintiff. Prior to commencing any such action, Company shall consult with the University and shall consider the views of the University regarding the advisability of the proposed action and strategy relating thereto.

b)	In the event that the Company is unsuccessful in persuading an alleged infringer to desist and fails to have initiated an infringement action within a reasonable time after Company first becomes aware of the basis for such action, the University shall have the right, at its sole discretion, to prosecute such infringement under its sole control and at its sole expense.
5.3	In the event that during the term of this Agreement a declaratory judgment action is brought against the University or Company by a Third Party alleging invalidity, unenforceability, or non-infringement of the Patent Rights, the Company shall have the first option to take over the sole defense of the action at its own expense. If the Company does not exercise this right within a reasonable period after commencement of such action, the University may take over the sole defense of the action at its sole expense.

5.4	Each Party agrees to cooperate in any action under this Section 5 which is controlled by the other Party.

5.5	If, in any proceeding relating to the validity, infringement, or priority of invention of any claim of the Patent Rights or any right included in the Technology, a judgment or decree is entered which becomes final (referred to as a “final judgment”), the construction placed upon any such claim or intellectual property right by such final judgment shall thereafter be followed, not only as to such claim or right, but as to all claims and all intellectual property rights to which such construction applies, with respect to subsequently occurring acts under this Agreement. If such final judgment holds any claim or intellectual property right invalid, then (1) such claim or right shall no longer constitute a Patent Right or Technology hereunder, (2) any Licensed Product covered solely by such claim or right, or any broader claim or right to which such final judgment is applicable, shall no longer constitute a Licensed Product and the Company shall be relieved prospectively from making any payments under Article 3 hereof that are directly and specifically allocable to the sale of such products, (3) any Licensed Products covered partially by such claim or right, or any broader claim or right to which such final judgment is applicable, shall thereafter be deemed to be covered by Section 3.1 herein, and (4) the Company shall be relieved from the performance of any other acts which may be required by this Agreement only because of any such claim or right. However, if there are two or more conflicting final judgments with respect to the same claim or intellectual property right based on the same grounds, or where the same issues were raised, the decision of the higher tribunal shall be followed, but if the tribunals are of equal authority, then the decision less favorable to the claim or right shall be followed.

5.6	In the event evidentiary material comes to the attention of the Company subsequent to the Company’s execution of this Agreement which, in the judgment of the Company, bears on the validity or scope of any Patent Right or any Technology, the Company and the University will in good faith discuss whether such evidentiary material so affects the validity or scope of the applicable Patent Right or Technology that the royalty payments relating thereto or other terms of the license in respect thereto should be modified.
6.	REPRESENTATIONS, WARRANTIES AND COVENANTS
6.1	The University represents and warrants to the Company as follows:
a)	The University has full title to, and sole and exclusive ownership of the Technology free and clear of all liens, claims and encumbrances, and it has the full power and authority to grant the licenses contemplated herein.

b)	To the best of the University’s knowledge, the Technology does not and will not violate or infringe any copyright, patent, trademark, trade name, service mark or similar right.

c)	No claim has been asserted against the University by any person, who challenges or questions the ownership or validity of the Technology and the University knows of no circumstances that might lead to any such claim.

d)	Except for the rights of OCE waived herein, the University has not licensed or otherwise assigned any interest or right to obtain an interest in the Technology to anyone other than the Company.

e)	There are no actions, suits, or proceedings, pending or threatened, which may have a material adverse effect on the University’s ability to fulfill its obligations under this Agreement. The University will immediately notify the Company if, during the term of this Agreement, the University becomes aware of any action, suit or proceeding, pending or threatened, which may have a material adverse effect on the University’s ability to fulfill its obligations under this Agreement.

f)	The University has the right to grant the licenses and exclusive rights to the Company as set forth in Article 2 of this Agreement.

g)	No consent, approval, or withholding of objection is required from any governmental authority with respect to the University’s execution or performance of this Agreement.
6.2	The Company represents and warrants to the University as follows:
a)	it is duly incorporated, organized and validly subsisting under the laws of the Province of Ontario;

b)	it has the power to enter this Agreement and to perform the obligations contemplated by this Agreement;

c)	it has taken all necessary corporate action to authorize the execution and performance of this Agreement; and

d)	as of the Effective Date, to the best of Company’s knowledge, the Patent Rights do not and will not violate any Third Party patent right and no claim has been asserted against the Company by any Third Party who challenged the validity of the Patent Rights and the Company knows of no circumstances that would lead to any such claim.
6.3	During the term of this Agreement, the Company covenants that it will:
a)	use commercially reasonable efforts to develop, promote, market and/or sell Licensed Products.

b)	Within 3 months of execution of this agreement the Company shall enter into a further Research Agreement with a funding commitment on the part of the Company of no less than CAD $500,000, to continue the further research and development of the Inventions and Micromem Intellectual Property other research in related areas.

c)	comply in all material respects with all material laws and regulations relating to the development, manufacture, use and sale of Licensed Products.

d)	Enter into good faith negotiations with any third Parties put forward by the University as potential sublicensees of the Technology or Developed Technology.
7.	INDEMNITIES
7.1	Each Party shall defend, indemnify and hold harmless the other Party against all and any claims, damages, losses, liabilities, settlement amounts and expenses (including reasonable attorney fees) made or brought against the indemnified Party by a Third Party insofar as they arise out of or in connection with any material breach by the indemnifying Party of any of its representations, warranties or obligations under this Agreement.

7.2	Company agrees to indemnify and undertakes to defend Inventors, OCE and the University and hold them harmless against all claims, suits, proceedings, demands, actions of any nature or kind whatsoever, damages, judgments, costs, expenses and fees, arising out of or in any way connected with the Technology and in relation to the use or sale of the Licensed Products, the Technology, the Developed Technology and/or the Patent Rights by Company, its Affiliates, licensees, customers, and agents.

7.3	Neither Party will be liable to the other Party for incidental, consequential, special, punitive, or exemplary damages of any kind, including lost profits or loss of business, as a result of the breach of any term of this Agreement, regardless of whether the Party liable or allegedly liable was advised, had reason to know, or in fact knew of the possibility thereof.
8.	TERM and TERMINATION
8.1	The term of this Agreement begins as of the Effective Date and, unless terminated as provided herein, shall extend for the duration of the last to expire of the Patent Rights.

8.2	The Company shall have the right to terminate this Agreement with respect to all or a portion of the rights granted to it hereunder, for any reason upon at least ninety (90) days prior written notice to the University.

8.3	The University may terminate this Agreement on written notice if
a)	The Company files a voluntary petition in bankruptcy or insolvency or shall petition for reorganization under any bankruptcy law (and such is not dismissed within ninety (90) days);

b)	The Company consents to involuntary petition in bankruptcy or if a receiving order is given against it under the Bankruptcy and Insolvency Act or the comparable law of any other jurisdiction (and such is not dismissed within ninety (90) days);

c)	there is entered an order, judgment or decree by a court of competent jurisdiction, upon the application of a creditor, approving a petition seeking reorganization or appointing a receiver, trustee or liquidator of all or a substantial part of the Company’s assets and such order, judgment or decree continues in effect for a period of ninety (90) consecutive days.
8.4	The Company and the University shall have the right on written notice to the other Parties to terminate this Agreement if a Party breaches in a material respect any representation, warranty or covenant under this Agreement, or a Party fails to perform any of the other material obligations set forth in this Agreement, including the requirement to pay royalties, and such default in the case of a default which is remediable continues for a period of sixty (60) days after written notice of such failure has been given by the Company and the University.

8.5	In the event of the early termination of this Agreement, the Company and its Affiliates and sublicensees may complete and sell any work-in-progress and inventory of Licensed Products that may exist as of the effective date of termination, subject to the payment of royalties as specified in Article 3 herein with respect to such sales.

8.6	Notwithstanding any expiration or termination of this Agreement, Articles 1, 7, 8.6, 9 and 11.3 shall survive and remain in force and effect.

8.7	Upon termination of this Agreement for any reason, any Sublicensee not then in default shall maintain its license under the then existing terms and conditions, provided that such terms and conditions are at least as favorable to the University as the terms of this Agreement, and provided that such Sublicensee assume all unsatisfied and unwaived, past, current, and future obligations of Company under this Agreement.
9.	CONFIDENTIALITY.
9.1	The Parties acknowledges that it will have access to and will be entrusted with detailed confidential information regarding the other Parties, their business and the present and contemplated technologies, products, services, intellectual property, techniques and/or other information developed or used by the other Parties (the “Confidential Information”) and that any disclosure of the Confidential Information to whom the Confidential Information belongs (the “Disclosing Party”) or otherwise than permitted hereunder would be highly detrimental to the Disclosing Party. Each Party acknowledges and agrees that the right to maintain the confidentiality of the Disclosing Party’s Confidential Information and the right to preserve the goodwill of the Disclosing Party constitute proprietary rights which the Disclosing Party is entitled to protect. Accordingly, each Party covenants and agrees that, save with the written consent of the Disclosing Party, it will not, and it will cause its employees and other personnel not to, during the term of this Agreement and for a period of ten (10) years after the termination of this Agreement, disclose any of the Disclosing Party’s Confidential Information to any Third Party, nor shall either Party use the Disclosing Party’s Confidential Information for any purpose other than for the purposes of performing its obligations under this Agreement and any Research Agreements. Where the Disclosing Party consents to the release of Confidential Information by the other Party to any person, firm or corporation (the “Receiving Party”), such other Party shall require the Receiving Party to enter into a confidentiality agreement with the Disclosing Party, in a form required by the Disclosing Party, prior to the release of any Confidential Information to the Receiving Party. Each Party agrees that all restrictions contained in this clause are reasonable and valid in the circumstances.

	9.2	Each Party confirms that all information provided to it by the Disclosing Party under this Agreement is and shall remain Confidential Information unless notified by the Disclosing Party in writing. Additionally, all records, papers and documents kept or made by either Party relating to the business, technologies, products, services, techniques or intellectual property of the Disclosing Party shall be and remain Confidential Information.

	9.3	Notwithstanding Section 9.1 hereof, neither Party shall be liable for disclosure of the Disclosing Party’s Confidential Information upon the occurrence of one or more of the following events:

(a) the Confidential Information becoming generally known to the public other than through a breach of this agreement;
(b) the Confidential Information having come into the possession of such Party from a Third Party or Parties, who is or are under no obligation to the Disclosing Party to maintain the confidentiality of such information, without breach of this agreement by the other Party, as shown by documentation sufficient to establish the Third Party as a source of the Confidential Information; and
(c) Such Party being required to make disclosure of the Confidential Information by operation of applicable law, rule or regulation of any U.S. or Canadian Governmental Authority or quasi-governmental authority including any securities exchange, inter-dealer quotation system or other self-regulatory organization.
10.	DISPUTE RESOLUTION.
10.1	The Parties hereby agree to submit to final and binding arbitration in the City of Toronto, Province of Ontario, Canada, pursuant to the commercial arbitration rules then in effect of the International Chamber of Commerce, any and all claims, controversies and disputes of any nature whatsoever arising out of or related in any way to this Agreement. The arbitration shall be heard before three arbitrators, one to be chosen by the Company, the second to be chosen by the University, and the third to be chosen by those two arbitrators. The arbitrators shall apply the laws of the Province of Ontario and the law of Canada applicable therein, in determining the rights, obligations and liabilities of the Parties. The arbitrators shall not have the power to alter, modify, amend, add to or subtract from any term or provision of this Agreement, nor to award damages or remedies expressly prohibited by this Agreement, nor to grant injunctive relief, including interim relief, of any nature. In all other respects, the commercial arbitration rules of the International Chamber of Commerce shall govern the arbitration. Any award rendered shall be final and binding upon the Parties and a judgment thereon may be entered in any court having jurisdiction.

10.2	If, as a matter of law, this arbitration provision is not enforceable as to a particular claim brought by one Party against the others, then that claim shall be instituted solely in the courts situated in the City of Toronto, Province of Ontario, Canada. For this purpose, the Parties hereby irrevocably consent to the jurisdiction of the Province of Ontario over their persons, and waive any defense based upon improper venue, inconvenient venue or lack of jurisdiction.

10.3	Nothing contained in this Section 10 shall limit a Party’s right to seek and obtain injunctive relief or other provisional equitable relief in any court having jurisdiction if such action is necessary to avoid irreparable harm to such Party or to preserve its rights under this Agreement.

11.	MISCELLANEOUS.
11.1	Notwithstanding anything contained in this Agreement to the contrary, the Company may assign all of its rights under this Agreement without the consent of the University or OCE to a purchaser of all or substantially all of the Company’s business or assets or pursuant to a merger or consolidation of the Company or pursuant to an acquisition of a controlling interest in the Company through a stock transaction, provided that such purchaser or successor company (as applicable) agrees in writing to be bound by all of the Company’s obligations under this Agreement.

11.2	Any notices required or permitted under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be sent by hand, recognized national overnight courier, confirmed facsimile transmission, confirmed electronic mail, or registered or certified mail, postage prepaid, return receipt requested, to the following addresses or facsimile numbers of the Parties:

If to the University:	If to the Company:
University of Toronto,	Micromem Technologies Inc.
Research Services	777 Bay Street, Suite 1910
27 King’s College Circle	Toronto, Ontario
Toronto, Ontario M5S 1A1	M5G 2E4
Fax: 416-978-5821	Canada
Tel: 416-978-6063	Tel: (416) 364-6113
Fax: (416) 360-4034

If to OCE:
Ontario Centres of
Excellence Inc.
156 Front Street West
Suite 200
Toronto, Ontario M5J 2L6
Fax: (416) 971-7164
Tel: (416) 861-1092
A Party may change its contact information immediately upon written notice to the other Parties in the manner provided in this Section.

11.3	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the law of Canada applicable therein, without giving effect to conflicts of law.

11.4	No Party will be responsible for delays resulting from causes beyond the reasonable control of such Party, including without limitation fire, explosion, flood, war, strike, or not, provided that the nonperforming Party uses commercially reasonable efforts to avoid or remove such causes of nonperformance and continues performance under this Agreement with reasonable dispatch whenever such causes are removed.

11.5	This Agreement may be amended, supplemented, or otherwise modified only by means of a written instrument signed by both Parties. The failure of a Party at any time to require performance by another Party of any provisions of this Agreement shall in no way affect the right of such Party to require future performance of that provision. Any waiver by a Party of any breach of any provision of this Agreement shall not be construed as a waiver of any continuing or succeeding breach of such provision, a waiver of the provision itself, or a waiver of any right under this Agreement.

11.6	If any one of more of the provisions of this Agreement should be ruled wholly or partly invalid or unenforceable by a court or other government body of competent jurisdiction, and as long as the fundamental objectives of the Agreement can be carried out, then: (a) the validity and enforceability of all provisions of this Agreement not ruled to be invalid or unenforceable will be unaffected; (b) the provision(s) held wholly or partly invalid or unenforceable will be deemed to be amended, and the court or other government body is authorized to reform the provision(s), to the minimum extent necessary to render them valid and enforceable in conformity with the Parties’ intent as manifested herein; and (c) if the ruling, and/or the controlling principle of law or equity leading to the ruling, is subsequently overruled, modified, or amended by legislative, judicial, or administrative action, then the provision(s) in question, as originally set forth in this Agreement, will be deemed to be valid and enforceable to the maximum extent permitted by the new controlling principle of law or equity.

11.7	This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

11.8	All headings are for convenience only and shall not affect the meaning of any provision of this Agreement.

11.9	This Agreement, together with the Research Agreements, if any, entered into between the Parties, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements or understandings between the Parties relating to such subject matter.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

THE GOVERNING COUNCIL OF THE	MICROMEM TECHNOLOGIES INC.
UNIVERSITY OF TORONTO

/s/ John Challis, M.D.	/s/ Joseph Fuda

Name: Dr. John Challis	Name: Joseph Fuda
Title: Vice-President — RAP	Title: President & Chief Executive Officer

ONTARIO CENTRES OF EXCELLENCE:	COMMUNICATIONS AND INFORMATION TECHNOLOGY ONTARIO

/s/ Ron Killeen

Name: Ron Killeen
Title: Managing Director

ONTARIO CENTRES OF EXCELLENCE:	MATERIALS MANUFACTURING ONTARIO

/s/ J.G. Clarke

Name: J.G. Clarke
Title: Managing Director